March 4, 2026

Jim Volk
Chief Financial Officer
SHENANDOAH TELECOMMUNICATIONS CO/VA/
500 Shentel Way
Edinburg, VA 22824

       Re: SHENANDOAH TELECOMMUNICATIONS CO/VA/
           Registration Statement on Form S-3
           Filed February 26, 2026
           File No. 333-293774
Dear Jim Volk:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology